Exhibit 2.1

1077801 b.c. lTD.

and

RESPONSE BIOMEDICAL CORP.

ARRANGEMENT AGREEMENT

June 16, 2016

 (i)

ARTICLE6
CONDITIONS

Section 6.1	Mutual Conditions Precedent	37
Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser	38
Section 6.3	Additional Conditions Precedent to the Obligations of the Company	39
Section 6.4	Satisfaction of Conditions	40

ARTICLE7
TERM AND TERMINATION

Section 7.1	Term	40
Section 7.2	Termination	40
Section 7.3	Effect of Termination/Survival	42

ARTICLE8
GENERAL PROVISIONS

Section 8.1	Amendments	43
Section 8.2	Intentionally Deleted	43
Section 8.3	Expenses and Expense Reimbursement.	43
Section 8.4	Notices.	43
Section 8.5	Time of the Essence.	45
Section 8.6	Injunctive Relief.	45
Section 8.7	Third Party Beneficiaries.	45
Section 8.8	Waiver.	46
Section 8.9	Entire Agreement.	46
Section 8.10	Successors and Assigns.	46
Section 8.11	Severability.	46
Section 8.12	Governing Law.	47
Section 8.13	Rules of Construction.	47
Section 8.14	No Liability.	47
Section 8.15	Language.	47
Section 8.16	Counterparts.	47

SCHEDULES

SCHEDULE “A” PLAN OF ARRANGEMENT
SCHEDULE “B” ARRANGEMENT RESOLUTION
SCHEDULE “C” KEY CONSENTS
SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF THE COMPANY
SCHEDULE “E” REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
SCHEDULE “F” FORM OF VOTING AGREEMENT

 (ii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of June 16, 2016,

AMONG:

1077801 B.C. LTD., a corporation incorporated under the laws of British Columbia

(the “Purchaser”)

- and –

RESPONSE BIOMEDICAL CORP., a corporation incorporated under the laws of British Columbia

(the “Company”).

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or of 20% or more of the voting, equity or other securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto); (ii) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities or any other equity interests (including securities convertible into or exercisable or exchangeable for securities or equity interests) of the Company or any of its Subsidiaries; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company or any of its Subsidiaries; (iv) any other similar transaction or series of transactions involving the Company or any of its Subsidiaries; or (v) any other transaction, the consummation of which could reasonably be expected to impede, prevent or delay the transactions contemplated by this Agreement or the Arrangement.

“affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting substantially in the form set out in Schedule “B”.

“associate” has the meaning specified in the Securities Act (British Columbia).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning ascribed thereto in Section 2.4(2).

“Breaching Party” has the meaning ascribed thereto in Section 4.8(3).

“Business Day” means any day of the year, other than a Saturday, Sunday, a public holiday or a day when banks in Vancouver, British Columbia are not generally open for business.

“Closing Certificate” has the meaning specified in the Plan of Arrangement.

“Collective Agreements” means collective agreements and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which the Company and any of its Subsidiaries are bound.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning ascribed thereto in the Preamble.

“Company Assets” means all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the Company and its Subsidiaries and, for greater certainty, includes the Leased Properties.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the officers and employees of the Company and its Subsidiaries.

“Company Filings” means all documents publicly filed by or on behalf of the Company on SEDAR since January 1, 2014.

“Company Meeting” means the special meeting of Company Shareholders and Company Warrantholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“Company Securityholders” means, collectively, the Company Shareholders, Company Warrantholders, the holders of Options, the holders of DSUs and the holders of RSUs.

“Company Shareholders” means the registered and/or beneficial holders of the Common Shares, as the context requires.

“Company Warrantholders” means the registered and/or beneficial holders of the Warrants, as the context requires.

“Company’s Constating Documents” means the articles of amalgamation and by-laws of the Company and all amendments to such articles or by-laws.

“Consideration” means $1.12 in cash per Common Share, without interest.

“Contract” means any agreement, commitment, engagement, contract, franchise, licence, lease (including the Leases), obligation, undertaking or joint venture (written or oral) to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“Depositary” means Computershare Investor Services Inc.

“Disclosing Party” has the meaning ascribed thereto in Section 4.4(4).

“Dissent Rights” means the rights to demand repurchase of Common Shares in respect of the Arrangement described in the Plan of Arrangement.

“DSUs” means deferred share units of the Company issued pursuant to the Company’s deferred share unit plan dated June 18, 2013.

“Effective Date” has the meaning ascribed thereto in Section 2.8(1).

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

“Employee Plans” means all employee benefit, fringe benefit, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, bonus, commissions, profit sharing, option, phantom stock, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, termination, severance, change of control, share purchase, share compensation, disability, retirement, pension, supplemental retirement plans and similar employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of the Company or any of its Subsidiaries, Company Employees or former Company Employees, which are maintained, sponsored or funded by or binding upon the Company or any of its Subsidiaries, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, in respect of which the Company or any of its Subsidiaries may have any liability (contingent or otherwise), other than benefit plans established pursuant to statute.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution or the protection of the environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the environment, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange” means the Toronto Stock Exchange.

“Fairness Opinion and Formal Valuation” means the joint fairness opinion and formal valuation of Bloom Burton & Co. Limited to the effect that, (i) as of the date of such opinion, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to the Company Shareholders, other than the OrbiMed Entities, Runda, the Rollover Shareholders and their respective affiliates and (ii) providing a valuation of the Company in accordance with Part 6 of MI 61-101.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“GAAP” means those accounting principles which are recognized as being generally accepted in the United States from time to time at the relevant time applied on a consistent basis.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, minister, cabinet, governor in council, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety.

“Indemnified Persons” has the meaning ascribed to in Section 8.7(1).

“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) Software; and (viii) any other intellectual property and industrial property.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Key Consents” means (i) the consents listed on Schedule “C” hereto and (ii) any other third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect or would be reasonably expected to be material and adverse to the Purchaser.

“Law” means, with respect to any Person, any and all applicable law (statutory, civil, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leases” means the leases, subleases, licenses or occupancy agreements pursuant to which the Company or one of its Subsidiaries is the tenant, subtenant, licensee or occupier, as applicable.

“Leased Properties” means the properties under lease set out in section 3.1(23)(e) of the Company Disclosure Letter.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning ascribed thereto in Section 5.4(1)(e).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances:

(a)

is or could reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, condition (financial or otherwise), or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole and would, or would reasonably be expected to, prevent or materially delay the Company from consummating the transactions contemplated by this Agreement by the Outside Date, except any such change, event, occurrence, effect, state of facts or circumstances resulting from:

(i)	any change affecting the medical or healthcare industries generally;

(ii)	any change in general financial, securities or credit market conditions in Canada;

(iii)	any change in Law or GAAP;

(iv)	any actions taken (or omitted to be taken) by the Company pursuant to this Agreement or upon the request of the Purchaser;

(v)	the announcement of this Agreement or the transactions contemplated hereby; or

(vi)

any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), provided, however, that with respect to clauses (i) through to and including (iii), such matter does not have a materially disproportionate effect on the current or future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise), liabilities (contingent or otherwise), prospects or privileges (whether contractual or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the same industry or jurisdictions in which the Company and its Subsidiaries operate.

“Material Contract” means (1) any Contract: (i) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (ii) any partnership agreement, limited liability company agreement, joint venture agreement or similar agreement or arrangement relating to the formation, creation or operation of any partnership, limited liability company or joint venture in which the Company and/or its Subsidiaries have an interest; (iii) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of $500,000 in the aggregate; (iv) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries or (including by requiring the granting of an equal and rateable Lien) the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company or by any of its Subsidiaries; (v) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of $500,000 or in excess of $1,000,000 over the remaining term; (vi) that creates an exclusive dealing arrangement, right of first offer or refusal or “most favoured nation” obligation; (vii) that is a Collective Agreement or other agreement with a union; (viii) providing for employment, severance or change in control payments; (ix) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $500,000; (x) that limits or restricts in any material respect (A) the ability of the Company or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services; (xi) that requires the consent of any other party to the Contract to a change in control of the Company or any of its Subsidiaries; or (xii) that is otherwise material to the Company and its Subsidiaries, taken as a whole; and (2) any Lease.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions.

“Misrepresentation” has the meaning ascribed thereto under Securities Laws.

“OHSA” has the meaning ascribed to in Paragraph (31) of Schedule “E”.

“officer” has the meaning ascribed thereto in the Securities Act (British Columbia).

“Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan.

“OrbiMed Entities” means, collectively, OrbiMed Asia Partners L.P., OrbiMed Private Investments III, L.P. and OrbiMed Associates III, L.P.

“Ordinary Course” means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company.

“Outside Date” means November 30, 2016 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not delinquent;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Company Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Company Assets and in respect of which adequate holdbacks are being maintained as required by Law;

(c)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit forming part of the Company Assets, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d)	Liens listed and described in Section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Schedule “A”, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 4.6(1).

“Purchaser” has the meaning ascribed thereto in the Preamble.

“Receiving Party” has the meaning ascribed thereto in Section 4.4(4).

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Representative” has the meaning ascribed thereto in Section 5.1(1).

“Rollover Agreements” has the meaning ascribed thereto in the Plan of Arrangement.

“Rollover Shareholders” has the meaning ascribed thereto in the Plan of Arrangement.

“RSUs” means restricted share units of the Company issued pursuant to the Company’s restricted share unit plan adopted on June 18, 2013.

“Runda” means Shanghai Runda Medical Technology Co., Ltd.

“Securities Authority” means the British Columbia Securities Commission and the applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities laws, rules and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Special Committee” means the committee of independent directors of the Board consisting of Lewis Shuster, Anthony Holler, Clinton Severson and Joseph Keegan.

“Stock Option Plan” means the amended and restated 2008 stock option plan of the Company with an effective date of June 18, 2013.

“Subscription Agreements” mean the subscription agreements between the Company and each of the OrbiMed Entities to be entered into in respect of a non-brokered private placement for common shares of the Company.

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other Subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its Subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party: (i) to acquire not less than all of the outstanding Common Shares not owned by the Person making such Acquisition Proposal or its affiliates or all or substantially all of the assets of the Company on a consolidated basis; (ii) that complies with Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Company; (iii) that is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (iv) that is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that any required financing or other consideration to complete such Acquisition Proposal has been obtained; (v) that is not subject, either by the terms of such Acquisition Proposal or by virtue of any Law, to any requirement that the approval of the shareholders of the Person making the Acquisition Proposal be obtained; (vi) that is not subject to any due diligence and/or access condition; and (vii) in respect of which the Board and any relevant committee thereof determines, in its good faith judgment, after receiving the advice of its outside legal counsel and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2) of this Agreement).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Technology” has the meaning specified in Paragraph 28 of Schedule “D”

“Terminating Party” has the meaning specified in Section 4.8(3).

“Termination Notice” has the meaning specified in Section 4.8(3).

“Voting Agreements” means the agreements to vote in favour of the Arrangement from (i) each of the Company’s director and officers of the Company and (ii) certain significant shareholders of the Company mutually agreed to by the Company and the Purchaser, each such agreement in the form attached as Schedule “F” to this Agreement.

“Warrants” means the common share purchase warrants of the Company issued on (i) December 30, 2011, (ii) November 7, 2013, (iii) February 11, 2014 and (iv) December 15, 2014.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars unless otherwise specified.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means (i) copies of the subject materials were included in the Data Room (ii) copies of the subject materials were provided to the Purchaser, or (iii) the subject material was listed in the Company Disclosure Letter or referred to in the Data Room and copies were provided to the Purchaser by the Company if requested.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the knowledge of the Company or any of its officers and directors, after reasonable and diligent inquiry.

(7)

Accounting Terms. All accounting terms are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(12)

Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

(13)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

Article 2
tHE aRRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, but in any event on or before June 24, 2016, the Company shall apply in a manner reasonably acceptable to the Purchaser pursuant to Part 9, Division 5 of the BCBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(ii)	that the required level of approval for the Arrangement Resolution shall be:

(A)	two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting; and

(B)

to the extent required, a majority of the votes attached to Common Shares, voting as a separate class, held by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding for this purpose votes attached to such Common Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(iii)

that, subject to the foregoing and in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders as contemplated in the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)

that the Company Meeting may be adjourned or postponed from time to time by the Company with the consent of the Purchaser in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)

that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Law; and

(viii)	for such other matters as the Purchaser may reasonably require.

Section 2.3	The Company Meeting

(1)	The Company shall:

(a)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law on or before October 17, 2016 , for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except as required or permitted under Section 2.3(1)(j), Section 4.8(3) or Section 5.4(5).

(b)

subject to the terms of this Agreement, use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services firms and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(c)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(d)

permit the Purchaser to, on behalf of the management of the Company, directly or through a proxy solicitation services firm, actively solicit proxies in favour of the Arrangement Resolution on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(e)

consult with the Purchaser in fixing the date of the Company Meeting and the record date of the Company Meeting, give notice to the Purchaser of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting;

(f)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last 10 Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g)

promptly advise the Purchaser of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement and/or purported exercise or withdrawal of Dissent Rights by Company Shareholders. The Company shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of the Purchaser;

(h)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting unless required by Law or approved by the Purchaser;

(i)

at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including Company Warrantholders, Company Optionholders, holders of DSUs, holders of RSUs, and holders of any other securities convertible, exercisable or exchangeable for Common Shares), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution; and

(j)

at the request of the Purchaser, adjourn or postpone the Company Meeting to a date specified by the Purchaser that is not later than 15 Business Days after the date on which the Company Meeting was originally scheduled and in any event to a date that is not later than five Business Days prior to the Outside Date.

Section 2.4	The Company Circular

(1)

The Company shall as promptly as reasonably practicable prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement including obtaining the Formal Valuation for inclusion in the Circular, and the Company shall, promptly after obtaining the Interim Order, cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date specified in Section 2.3(1).

(2)

The Company shall ensure that the Company Circular complies in all material respects with Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to the Purchaser) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Fairness Opinion and Formal Valuation (and any disclosure related required by MI 61-101 and applicable Laws), (ii) a statement that the Special Committee has received the Fairness Opinion and Formal Valuation, and has, after receiving legal and financial advice, unanimously recommended that the Board approve the Arrangement Agreement and that the Company Shareholders vote in favour of the Arrangement Resolution, (iii) a statement that the Board has received the Fairness Opinion and Formal Valuation, and has unanimously, after receiving legal and financial advice and the recommendation of the Special Committee, determined that the Arrangement Resolution is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”) and (iv) a statement that each director and senior officer of the Company intends to vote all of such individual’s Common Shares in favour of the Arrangement Resolution.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(5)

The Company shall promptly notify the Purchaser if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders, holders of Options, holders of DSUs and holders of RSUs and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9, Division 5 of the BCBCA as soon as reasonably practicable, but in any event not later than three Business Days after the Arrangement Resolution is passed at the Company Meeting or within such other time period as may be agreed upon by the parties, each acting reasonably.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)

provide the Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will accept the reasonable comments of the Purchaser and its legal counsel;

(3)

provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, acting reasonably, provided the Purchaser is not required to agree or consent to any increase in, or variation of the form of, the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)

oppose any proposal from any Person that the Final Order contain any provision materially inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)

not object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are not inconsistent with this Agreement or the Plan of Arrangement.

(8)

The Parties acknowledge and agree that no deduction will be claimed by the Company in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act) in computing the Company’s taxable income under the Tax Act, and the Company shall: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Options, and (ii) provide evidence in writing of such election to holders of Options, it being understood that holders of Options shall be entitled to claim any deductions available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Options.

Section 2.7	The Arrangement

(1)	The Plan of Arrangement is the agreed plan of arrangement and shall not be amended, modified, supplemented, changed or varied, except in accordance with its terms.

Section 2.8	Effective Date

(1)

The Arrangement shall be effective at the Effective Time on the date that is the earlier of: (i) the date that is two Business Days after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date); and (ii) such date as is mutually agreed to in writing by the Parties (the “Effective Date”).

(2)	From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

(3)	The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, or at such other location as may be agreed upon by the Parties.

Section 2.9	Payment of Consideration

The Purchaser shall, immediately prior to the Effective Date, provide the Depositary with (i) the Rollover Consideration and (ii) with sufficient funds to satisfy the aggregate Consideration for the Common Shares as provided in the Plan of Arrangement, to be held in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably).

Section 2.10	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Article 3
REPRESENTATIONs AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)

Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall only be deemed to be an exception to (or, as applicable, disclosure for the purposes of) the representations and warranties of the Company that are contained in the corresponding section of this Agreement), the Company represents and warrants to the Purchaser as set forth in Schedule “D” and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Section 3.2	Representations and Warranties of the Purchaser

(1)

The Purchaser represents and warrants to the Company as set forth in Schedule “E” and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)	The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated at the Effective Time.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Company.

(1)

The Company covenants and agrees that, subject to applicable law, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the Ordinary Course and in accordance with applicable law.

(2)

Without limiting the generality of Section 4.1(1), subject to applicable law, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with the express prior written consent of the Purchaser or as required or permitted by this Agreement, the Company shall use its reasonable commercial efforts to maintain and preserve intact the current business organization, assets, properties and business of the Company, its Subsidiaries, keep available the services of the present employees and agents of the Company and its Subsidiaries and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors, dealer-owners and all other Persons having business relationships with the Company and its Subsidiaries and, except with the prior written consent of the Purchaser, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:

(a)	amend its articles of incorporation, articles of amalgamation or by-laws or, in the case of any Subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of the Company or of any Subsidiary;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries;

(d)

issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any shares of capital stock, securities, options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, except for the issuance of Common Shares issuable (i) upon the exercise of the currently outstanding Options and Warrants and (ii) pursuant to outstanding RSUs and DSUs, in each case specified in Section 3.1(6)(b), (c) or (f) of the Company Disclosure Letter;

(e)

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate or merge the Company or any Subsidiary;

(g)	reduce the stated capital of the shares of the Company or any of its Subsidiaries;

(h)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;

(i)

sell, pledge, lease, dispose of, surrender, lose the right to use, mortgage, license, encumber or otherwise dispose of or transfer any assets of the Company or of any of its Subsidiaries or any interest in any assets of the Company or its Subsidiaries having a value greater than $100,000 in the aggregate, other than inventory sold in the Ordinary Course;

(j)	Except as set out in the Company Disclosure Letter, make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $100,000;

(k)

make any material Tax election, information schedule, return or designation, except as required by Law and in a manner consistent with past practice, settle or compromise any material Tax claim, assessment, reassessment or liability, file any amended Tax Return, enter into any material agreement with a Governmental Entity with respect to Taxes, surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter or materially amend or change any of its methods or reporting income, deductions or accounting for income Tax purposes except as may be required by Law;

(l)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(m)

prepay any long-term indebtedness before its scheduled maturity or increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $100,000 other than (i) in connection with advances in the Ordinary Course under the Company’s or any Subsidiary’s existing credit facilities, or (ii) indebtedness entered into in the Ordinary Course; provided that any indebtedness created, incurred, refinanced, assumed or for which the Company or any Subsidiary becomes liable in accordance with the foregoing shall be prepayable at the Effective Time without premium, penalty or other incremental costs (including breakage costs) in excess of $100,000, in the aggregate or (iii) debt financing from Canadian government authorities;

(n)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(o)	make any bonus or profit sharing distribution or similar payment of any kind;

(p)	make any change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(q)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any Company Employees;

(r)

except as required by Law: (i) adopt, enter into or amend any Employee Plan (other than entering into an employment agreement in the Ordinary Course with a new employee who was not employed by the Company or a Subsidiary on the date of this Agreement); (ii) pay any benefit to any director or officer of the Company or any of its Subsidiaries or to any Company Employee that is not required under the terms of any Employee Plan in effect on the date of this Agreement; (iii) grant, accelerate, increase or otherwise amend any payment, award or other benefit payable to, or for the benefit of, any director or officer of the Company or any of its Subsidiaries or to any Company Employee; (iv) make any material determination under any Employee Plan that is not in the Ordinary Course; or (v) take or propose any action to effect any of the foregoing;

(s)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(t)

commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $100,000 individually or $250,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(u)	amend or modify or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(v)	enter into, amend or modify any union recognition agreement, Collective Agreement or similar agreement with any trade union or representative body;

(w)

except as contemplated in Section 4.9, amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(x)

in respect of any Company Assets, waive, release, surrender, let lapse, grant or transfer any material right or value or amend, modify or change, or agree to amend, modify or change, in any material respect any existing material Authorization, right to use, lease, contract, production sharing agreement, Intellectual Property, or other material document;

(y)

abandon or fail to diligently pursue any application for any material Authorizations, licenses, leases, or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations, licenses, leases or registrations;

(z)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment of any of the Contracts listed in Section 8.3(2) of the Company Disclosure Letter; or

(aa)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)

If, on or after the date of this Agreement, the Company declares or pays any dividend or other distribution on the Common Shares prior to the Effective Time, the Consideration per Common Share shall be reduced by the amount of such dividends or distributions.

Section 4.2	Covenants of the Company Relating to the Arrangement

(1)

The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required or desirable to be performed by the Company or any of its Subsidiaries under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it;

(b)

use all commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) necessary or advisable to be obtained under the Material Contracts in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the Key Consents), in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c)

use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)

use all commercially reasonable efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(e)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)

assist in obtaining the resignations and releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and each member of the board of directors of the Company’s Subsidiaries, and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which could reasonably be expected to have a Material Adverse Effect;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any supplier, marketing partner, licensor of Intellectual Property or Technology, customer, distributor, dealer-owner or reseller to the effect that such supplier, marketing partner, licensor of Intellectual Property or Technology, customer, distributor, dealer-owner or reseller is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company or any of its Subsidiaries as a result of this Agreement or the Arrangement;

(d)	any notice or other communication from any customer alleging a defect or claim in respect of any products supplied or sold by the Company or its Subsidiaries to such customer;

(e)

any notice or other communication from any bargaining agent representing Company Employees giving notice to bargain and as permitted by Law, copies of any proposals tabled by any such bargaining agent that, if implemented, would materially modify the terms of a Collective Agreement;

(f)	any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(g)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company, its Subsidiaries or the Company Assets.

(3)

The Company will, in all material respects, subject to applicable law, conduct itself so as to keep the Purchaser fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business.

(4)	The Company shall, at its own expense, obtain the Fairness Opinion and Formal Valuation and provide copies of each to the Purchaser immediately upon receipt thereof by the Company.

Section 4.3	Covenants of the Purchaser Relating to the Arrangement

(1)

The Purchaser shall perform all obligations required or desirable to be performed by it under this Agreement, cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it;

(b)	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)

use all commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree, judgment or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)

promptly provide copies of all executed Rollover Agreements to the Company at least two Business Days prior to the Company Meeting and shall provide such assistance as may be required to exclude the votes of any Rollover Shareholders at the Company Meeting as may be required pursuant to MI 61-101;

(e)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the Arrangement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, provided that nothing in this Agreement prevents the Purchaser and all of their affiliates from conducting business in the ordinary course including planning, developing and opening new retail locations or other businesses; and

(f)

provide notice to the Company of any notice or other communication from any Governmental Entity in connection with the Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company).

Section 4.4	Authorizations

(1)

As soon as reasonably practicable after the date hereof until the Effective Time, each of the Company and the Purchaser will cooperate with each other and use (and will cause their respective affiliates to use) commercially reasonable efforts to (i) promptly make all filings with, give all notices to, and obtain all Authorizations from, Governmental Entities that are required for the lawful completion of the transactions contemplated by this Agreement and the Plan of Arrangement, and (ii) take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary, proper or advisable, to obtain as promptly as practicable all such Authorizations from Governmental Entities.

(2)

The Purchaser shall lead and manage the processes to obtain any Authorizations and shall use its commercially reasonable efforts to obtain any Authorizations. The Parties shall cooperate with one another in connection with obtaining any Authorizations including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Purchaser, acting reasonably, advisable, and shall cooperate in the preparation and submission of all applications, notices, filings, and submissions to Governmental Entities.

(3)	Subject to Section 4.4(4), each Party will:

(a)	promptly inform the other Party of any material communication received by that Party in respect of obtaining or concluding any Authorizations;

(b)

use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Entity requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding any Authorizations;

(c)

permit the other Party to review in advance any proposed applications, notices, filings and submissions to Governmental Entities (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding any Authorizations, and will provide the other Parties a reasonable opportunity to comment thereon and consider those comments in good faith;

(d)

promptly provide the other Party with any filed copies of applications, notices, filings and submissions, (including responses to requests for information and inquiries from any Governmental Entity) that were submitted to a Governmental Entity in respect of obtaining or concluding any Authorizations;

(e)

not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with Governmental Entities in respect of obtaining or concluding the Authorizations unless it consults with the other Party in advance and gives the other Party or its legal counsel the opportunity to attend and participate thereat, unless a Governmental Entity requests otherwise; and

(f)	keep the other Party promptly informed of the status of discussions relating to obtaining or concluding any Authorizations.

(4)

Notwithstanding any other requirement in this Section 4.4 where a Party (a “Disclosing Party”) is required under this Section 4.4 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of such information which does not contain any such competitively sensitive or other restricted information.

Section 4.5	Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective time and the termination of this Agreement, subject to applicable law, the Company shall, and shall cause its Subsidiaries to, give the Purchaser and its officers, employees, agents, advisors, representatives, lenders and potential lenders: (a) upon reasonable notice, access during normal business hours to its and its Subsidiaries’ (i) premises, (ii) property and assets (including all books and records, whether retained internally or otherwise), (iii) Contracts, and (iv) officers, employees, independent auditors, advisors, representatives and agents; and (b) such financial and operating data or other information with respect to the assets or business of the Company as the Purchaser from time to time reasonably requests, including for the purpose of facilitating integration planning; provided that the Company shall not be required to provide any information containing Intellectual Property of the Company or any other commercially sensitive information to any party other than the OrbiMed Entities. Without limiting the foregoing: (a) the Purchaser and its officers, employees, agents, advisors, representatives, lenders and potential lenders shall, upon reasonable prior notice, have the right to conduct inspections of the Leased Properties; and (b) the Company shall, upon the Purchaser’s request, facilitate discussions between the Purchaser and any third party from whom consent may be required.

(2)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

Section 4.6	Pre-Acquisition Reorganization

(1)

Subject to Section 4.6(2), the Company agrees that, upon request of the Purchaser, the Company shall (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.

(2)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	can be completed prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company in any material manner;

(b)	is not prejudicial to the Company in any material respect; and

(c)	does not impair the ability of the Company to consummate, and will not materially delay the consummation of, the Arrangement;

(d)

any Pre-Acquisition Reorganization shall not unreasonably interfere with the Company’s material operations prior to the Effective Time and shall not become effective until the Purchaser confirms in writing all other conditions precedent to the Effective Time in its favour have been satisfied or waived;

(e)	any Pre-Acquisition Reorganization shall not require the Company to contravene any applicable Laws, its organizational documents or any Material Contract; and

(f)

the Company shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Company Securityholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(3)

The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date.

(4)

The Purchaser agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Company and its affiliates, directors, officers and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization if after participating in any Pre-Acquisition Reorganization the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement.

(5)

The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Company shall not be liable for the failure of the Purchaser to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

Section 4.7	Public Communications

The Parties shall cooperate in the preparation of presentations, if any, to the Company Securityholders regarding the Arrangement. A Party must not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed), and the Company must not make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the Purchaser (which consent shall not be unreasonably withheld or delayed); provided that any Party that, in the opinion of its outside legal counsel, is required to make disclosure by Law may do so and shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing.

Section 4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.9 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and the Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i), unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is 10 Business Days following receipt of such Termination Notice by Breaching Party, if such matter has not been cured by such date. If the Terminating Party delivers a Termination Notice prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of (a) five Business Days prior to the Outside Date and (b) the date that is 10 Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.9	Insurance and Indemnification

(1)

Prior to the Effective Date, the Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by the Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause the Company to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that the Purchaser will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 200% of the Company’s current annual aggregate premium for policies currently maintained by the Company.

(2)

The Purchaser shall honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of the Company and its Subsidiaries to the extent that they have been disclosed to the Purchaser prior to the date of this Agreement, and acknowledges that such rights, to the extent that they have been so disclosed, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. The provisions of this Section 4.9 shall be binding, jointly and severally, on all successors of the Purchaser.

(3)

If the Company or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates or amalgamates with or merges or liquidates into any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.9.

Article 5
additional cOVENANTS regarding non-solicitation

Section 5.1	Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Company and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company or of any of its Subsidiaries (collectively “Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	withdraw, amend, modify or qualify, or publicly propose or state an intention to withdraw, amend, modify or qualify, the Board Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five Business Day period (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting)); or

(e)

accept or enter into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly propose to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal.

(2)

The Company shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)

immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any of its Subsidiaries; and

(b)

promptly request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any Subsidiary provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Subsidiary, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)

The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any Subsidiary is a Party, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party, and (ii) that neither the Company, nor any Subsidiary or any of their respective Representatives have or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company, or any of its Subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Subsidiary is a party (it being acknowledged by the Purchaser that the automatic termination or release of any standstill restriction of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.1(3)).

Section 5.2	Notification of Acquisition Proposals

(1)

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Subsidiary in connection with an Acquisition Proposal, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company or any Subsidiary, the Company shall promptly notify the Purchaser, at first orally, and then as soon as practicable and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Purchaser fully informed on a current basis of the status of developments and (to the extent permitted by Section 5.3) negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3	Responding to an Acquisition Proposal

(1)

Notwithstanding Section 5.1, if at any time prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a written Acquisition Proposal, the Company may (i) contact the Person making such Acquisition Proposal and its representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its Subsidiaries for a maximum of 10 calendar days after the day on which access or disclosure is first afforded to the Person making the Acquisition Proposal, if and only if in the case of this clause (ii):

(a)

the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)

such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(d)

prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person that contains a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of the Company (other than pursuant to a Superior Proposal) for a period of not less than 12 months from the date of such Agreement (unless such Person is already a party to a confidentiality or standstill agreement with the Company) and any such copies, access or disclosure provided to such Person shall have already been (or simultaneously be) provided to the Purchaser; and

(e)	the Company promptly provides the Purchaser with:

(i)

two Business Days prior written notice stating the Company’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure and that the Board has determined that failure to take such action would be inconsistent with its fiduciary duties; and

(ii)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 5.3(1)(d).

Section 5.4	Right to Match

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders the Board may, subject to compliance with Article 7, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its Subsidiaries;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)

the Company has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to the Company in connection therewith;

(e)

at least five Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in 5.4(1)(d);

(f)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

after the Matching Period, the Board (i) has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) has determined in good faith, after consultation with its outside legal counsel, that the failure by the Board to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii).

(2)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 5.4(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials set forth in Section 5.4(1)(d) with respect to the new Superior Proposal from the Company.

(4)

The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its counsel.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting to a date that is not more than 10 Business Days after the scheduled date of the Company Meeting, as directed by the Purchaser acting reasonably.

(6)

Nothing in this Agreement shall prevent the Board from complying with Section 2.17 of MI 62-104 and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal for the Company.

(7)

The Company shall advise its Subsidiaries and their respective Representatives of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or their respective Representatives is deemed to be a breach of this Article 5 by the Company.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth in Paragraphs (1), (2), (3), (4), (5), (6) and (42) of Schedule “D” were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Company were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)

Chinese Government Approvals. The approvals from the following Governmental Entities, or their provincial counterparts, in the People’s Republic of China in order for the Purchaser to complete the transactions contemplated by this Agreement, shall have been obtained and shall remain in full force and effect, unamended, at the Closing Date:

(a)	the National Development and Reform Commission;

(b)	the Ministry of Commerce; and

(c)	the State Administration of Foreign Exchange.

(4)	No Legal Action. There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending or threatened in any jurisdiction to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit, restrict or impose terms or conditions beyond those terms and conditions which the Purchaser are required to accept pursuant to Section 4.4 on the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, its affiliates and related entities, the Company or any of the Company’s Subsidiaries and related entities, or compel the Purchaser to dispose of or hold separate any of the business or assets of the Purchaser, its affiliates and related entities, the Company or any of the Company’s Subsidiaries and related entities as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement were to be consummated, have a Material Adverse Effect.

(5)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

(6)	Key Consents. Each of the Key Consents has been given or obtained on terms acceptable to the Purchaser, acting reasonably.

(7)	Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect.

(8)	Voting Agreements. There has not been any breach of any of the Voting Agreements by any party to any such agreement other than the Purchaser.

(9)	Pre-Acquisition Reorganization. Any Pre-Acquisition Reorganization shall have been completed.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser which are qualified by references to materiality and the representations and warranties set forth in Paragraphs (1), (2), (3), (4) and (5) of Schedule “E” were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not materially impede completion of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser have fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, except where the failure to comply with such covenants, individually or in the aggregate, would not materially impede completion of the Arrangement, and the Purchaser has delivered a certificate confirming same to the Company, executed by two senior officers of the Purchaser (without personal liability) addressed to the Company and dated the Effective Date.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released at the Effective Time.

Article 7
TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company, on the one hand, or the Purchaser, on the other hand, if:

(i)

the Arrangement Resolution is not approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the approval of the Company Shareholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful or intentional breach shall be deemed to be incurable and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Board authorizes the Company to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5; or

(iii)

the financing transaction contemplated by the Subscription Agreements does not close on or before June 30, 2016, unless such failure to close is due solely to the failure of the Company to comply with its obligations thereunder.

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Section 4.8(3); provided that any wilful or intentional breach shall be deemed to be incurable and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)

(A) the Board or any committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner)), (C) the Board or any committee of the Board accepts or enters into (other than a confidentiality agreement permitted by and in accordance with Section 5.3) or publicly proposes to accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (D) the Board or any committee of the Board fails to publicly recommend or reaffirm the Board Recommendation within five Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Company Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting), or (E) the Company breaches Article 5 in any material respect;

(iii)	the conditions set forth in Section 6.2(5) or Section 6.2(6) are not capable of being satisfied by the Outside Date; or

(iv)	there has occurred a Material Adverse Effect.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than Pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

(1)

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that: (a) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.9 shall survive for a period of six (6) years following such termination; and (b) in the event of termination under Section 7.2, this Section 7.3 and 8.3 through to and including Section 8.16 shall survive, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(2)

As used in Section 7.2 and Section 7.3, “wilful breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Securityholders, and any such amendment may, subject to the Interim Order and Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions contained in this Agreement.

Section 8.2	Intentionally Deleted

Section 8.3	Expenses and Expense Reimbursement.

(1)

Except as provided in Section 4.6(4), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)

The Company confirms that other than the fees disclosed in Section 8.3(2) of the Company Disclosure Letter, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

Section 8.4	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

(a)	to the Purchaser, c/o:

OrbiMed Advisors LLC

Unit 4706, Raffles City Shanghai Office Tower

268 Xizang Middle Road, Shanghai 20001, P.R. China

Attention:      Jonathan Wang, Managing Director

Facsimile:     ____________________
Email:          wangj@orbimed.com

Shanghai Runda Medical Technology Co., Ltd.
Room D-I, 15/F

Orient International Science & Technology Mansion
58 Xiangcheng Rd., Pudong District, Shanghai, P.R. China
Post: 200122

Attention:      Liu Hui, Chairman

Facsimile:     ____________________
Email:          liuhui@rundamedical.com

with a copy to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

Attention:      Curtis Cusinato

Facsimile:      (416) 947-0866

Email:           ccusinato@stikeman.com

(b)	to the Company, at:

Response Biomedical Corp.

1781 75th Avenue W.

Vancouver, B.C.

V6P 6P2

Attention:      Chief Executive Officer

Facsimile:     (604) 456-6066

Email:          bkinnaird@responsebio.com

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Three Bentall Centre, Suite 2600
Vancouver, BC V7X 1L3

Attention:      Steve McKoen

Facsimile:     604-631-3309
Email:           Steven.Mckoen@blakes.com

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile or (iv) if sent by email, the Business Day after the email was sent. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7	Third Party Beneficiaries.

(1)

Except as provided in Section 4.6(4) which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”), the Company, the Purchaser intends that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Parties acknowledge to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.6(4) and Section 4.9, respectively, of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company or the Purchaser, as applicable, confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 8.8	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10	Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company and the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable joint and severally with such affiliate, as the case may be, for all of its obligations hereunder.

Section 8.11	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12	Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14	No Liability.

No director or officer of the Purchaser shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.15	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

1077801 B.C. LTD.

Per:	/s/ Liu Hiu
Name: Liu Hiu
Title: Chairman, Shanghai Runda Medical Technology Co., Ltd.

RESPONSE BIOMEDICAL CORP.

Per:	/s/ William J. Adams
Name: William J. Adams
Title: Chief Financial Officer